FOIA CONFIDENTIAL TREATMENT
REQUESTED BY SANTANDER HOLDINGS USA, INC.
PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

VIA EDGAR

May 4, 2016

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Santander Holdings USA, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 18, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 13, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 13, 2015
File No. 001-16581

Dear Ms. Hayes:

This letter supplements the December 18, 2015 responses of Santander Holdings USA, Inc.’s (the “Company’s” or “SHUSA’s”) to the comments delivered in a letter dated November 20, 2015 by the Staff of the Securities and Exchange Commission (the "Commission"), Division of Corporation Finance (the "Staff"), regarding the Company's Form 10-K for the year ended December 31, 2014 (the "Form 10-K") and Form 10-Q's for the quarter ended March 31, 2015 and September 30, 2015 (the Form 10-Q's).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83], Rule 418 promulgated under the Securities Act of 1933, as amended and Rule 12b-4 promulgated under the Securities Exchange Act of 1934. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) which are denoted in the version filed electronically on the Commission's EDGAR system with the mark "[**]" and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Santander Holdings USA, Inc.” and each page is marked for the record with the identifying numbers and code (e.g., “SH-1”). Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

This letter includes the supplementary responses of the Company to clarify previous responses to the Staff, which were discussed verbally with the SEC staff on February 1, 2016 and February 10, 2016, regarding the above-referenced filings. For your convenience, in this letter the Staff’s comments are set forth in bold, italicized text followed by the responses of the Company.

Confidential Treatment Requested by Santander Holdings USA, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 19 - Fair Value, page 186

Level 3 Rollforward for Recurring Assets and Liabilities, page 191

1.
We note your response to prior comment 14 regarding the $559.2 million gain in earnings related to your retail installment contracts held for investment. We also note that during the nine months ended September 30, 2015, you recognized an additional $219.8 million of gains in earnings on this same loan portfolio. It is still unclear to us how you have recognized $779.0 million of gains on this portfolio of loans, which had a fair value of $1.9 billion at the date of the Change in Control and an aggregate unpaid principal balance of $2.6 billion. Please respond to the following:

•	Separately quantify each of the factors driving the gains during each of these periods.

In addition to our response dated December 18, 2015, the components of the $779.0 million recognized in gains since the change in control of Santander Consumer USA Holdings Inc. (“SC”) (the "Change in Control") are further explained as follows:

Total Fair Value Option Portfolios:	Gains recognized in earnings 2014	Gains recognized in earnings YTD 2015	Total Gains recognized in earnings
(in millions)
Interest income in FV mark	$210	$72	$282
Recoveries (charge-offs)	229	75	304
Change in FV incl. Favorable Performance	120	73	193
Total	$559	$220	$779
The Company has recognized, across the three portfolios, approximately $304 million ($229 million during the year-ended December 31, 2014 and $75 million for the nine-month period ended September 30, 2015) of gains relating to recoveries from Retail Installment Contracts ("RICs") that were charged-off prior to the Change in Control date. The cash flows that resulted in these recoveries were attributable to proceeds from collections of previously charged-off loans, where the loans were over 120 days past due, and where no repossessed collateral was held by SC at the Change of Control date.
It is consistent with SHUSA's Accounting Policy and regulatory guidance not to recognize an asset for loans that are severely past due (over 120 days delinquent), and to record any recoveries as income when cash is received. These collections are often small dollar payments from deficiency balances after collateral has been liquidated, or collections in lieu of collateral. The Company discussed this accounting approach with multiple external valuation firms and we are not aware of circumstances where acquirers would typically ascribe significant value to these types of assets at acquisition.
There were approximately $3 billion of previously charged off loans at the Change of Control date which led to overall recoveries across the three portfolios of about 10% of the unpaid balance; we also estimated that incurred servicing costs were substantial (e.g. [**]). Servicing costs are recognized as current period costs within general and administrative expense as incurred.
Contractual interest income, which we elected to recognize through changes in fair value, was also a significant component of the gain and increased the fair value of all of the fair value option ("FVO") portfolios by $282.1 million ($209.6 million during the year-ended December 31, 2014 and $72.5 million for the nine-month period ended September 30, 2015).
The remaining $193 million ($120 million during the year-ended December 31, 2014 and $73 million for the nine-month period ended September 30, 2015) of gains on the portfolios since the Change in Control date were driven by lower than forecasted net charge-offs and other mark-to-market adjustments. The majority of the $193 million is being driven by the non-performing organically originated retail installment contracts ("NP RICs") portfolio which had an unpaid principal balance ("UPB") of $786.1 million at the Change in Control date.

Confidential Treatment Requested by Santander Holdings USA, Inc.

At the Change of Control date, the Company determined that the best method to determine the fair value of this non-performing loan portfolio was to utilize a liquidation cash flow model, consistent with a market participant view. Given the subprime nature of the portfolio and delinquency status of the loans, we did not assume at the Change in Control date that any of the loans in this portfolio would return to performing status. At the Change in Control date, over 80% of the assets in this portfolio had no FICO or a FICO below 600 and less than 5% of the portfolio had a FICO above 650. Based on the composition of the portfolio, the Company believed that a third party market participant would heavily discount the value of the portfolio by assessing the underlying collateral and the liquidation model uses observable inputs based on auction prices for similar cars which was the biggest determinant of fair value.
By June 30, 2014, we saw that 53% of the portfolio had charged-off and 70% of the remaining portfolio had returned to performing status. During the first five months after the Change in Control, over 90% of the decline in UPB was due to charge-offs. Given the significance of charge-off activity, the economics during that time frame would be substantially similar in either the liquidation or cash flow model. When we switched to the cash flow model at June 30, 2014, our estimate of fair value for the NP RIC portfolio had an immaterial impact to the consolidated financial statements.
For the purchased auto and purchased recreational vehicle ("RV") portfolios, we engage a specialist to update our valuation quarterly. This portfolio has experienced some favorable performance since the Change in Control, which has contributed towards the returns post-acquisition, mainly due to extension activity.
The Company acknowledges the Staff's comments and has included additional disclosures, as applicable, to inform the users of our financial statements that a component of our gain recognized within our financial statements is due to recoveries on previously charged off loans that were acquired at the Change in Control date, similar to the following disclosure from pg. 226 of our December 31, 2015 Form 10-K:
The Company recognized $254.7 million and $559.2 million of gains in earnings related to the Retail Installment Contracts Held for Investment where the Company elected the fair value option. The gains are driven by three primary factors: 1) the recognition of interest income 2) recoveries of previously charged-off RICs and 3) actual performance of the portfolio since the Change in Control. Recoveries from RICs that were charged-off at the Change in Control dates are a direct increase to the gain recognized within the portfolio. In accordance with ASC 805, Business Combinations, the Company did not ascribe a fair value to the portfolio of sub-prime charged-off RICs at the Change in Control date. Recoveries of previously charged off loans are usually recorded as a reduction to charge-offs in the period the recovery is made, however, in instances where the FVO is elected, it will flow through the fair value mark. At the Change in Control date, the unpaid principal balance of the previously charged-off RIC portfolio was approximately $3 billion.

•
Your response indicates that more than half of the 2014 gain was due to a significant portion of the loans returning to performing during the year. Given your historical knowledge of these loans, tell us whether you had originally projected whether any of the loans would return to performing. Additionally, tell us the factors driving the significant change in assumption about the amount/percentage of loans that would return to performing.

In addition to our response dated December 18, 2015, the factors driving the significant change in assumption is further explained as follows:

Since the Change in Control date, the NP RIC portfolio produced gains of $438.5 million ($339.3 million during the year-ended December 31, 2014 and $99.2 million for the nine-month period ended September 30, 2015). The Company applied the liquidation cash flow model to this loan portfolio at the Change in Control as it was consistent with a market participant view and generally expected to liquidate within approximately three months, i.e. we did not expected any loans to return to performing status.
The Company believed the most appropriate method for fair valuing NP RIC portfolio at the Change in Control date was a liquidation cash flow model since it was comprised of non-performing auto loans that were originated to sub-prime borrowers that were experiencing repayment difficulties and were more than 60 days delinquent. At the Change in Control date, over 80% of the assets in this portfolio had no FICO or a FICO below 600 and less than 5% of the portfolio had a FICO above 650. Based on the composition of the portfolio, the Company believed that a third party market participant would heavily discount the value of the portfolio by assessing the underlying collateral and the liquidation model uses observable inputs based on auction prices for similar cars which was the biggest determinant of fair value.

Confidential Treatment Requested by Santander Holdings USA, Inc.

By June 30, 2014, we saw that 53% of the portfolio had charged-off and 70% of the remaining portfolio had returned to performing status. During the first five months after the Change in Control, over 90% of the decline in UPB was due to charge-offs. Given the significance of charge-off activity, the economics during that time frame would be substantially similar in either the liquidation or cash flow model. When we switched to the cash flow model at June 30, 2014, our estimate of fair value for the NP RIC portfolio had an immaterial impact to the consolidated financial statements.

•
Your response also states that a large portion of the 2014 gain was due to an extension of the expected life of the loans. Tell us the factors and data considered in driving this change in expectation and explain how it differed from your original assumption.

In addition to our response dated December 18, 2015, the factors and data considered driving the change in expectations are as follows:

The Company's initial valuations for the purchased auto and RV portfolios had an expectation of deferral activity and considered related impacts on payment and interest rate compression, using historical delinquency information for SC. After the Change in Control, we noted increased use of deferrals at SC relative to expectations used in the initial valuations and as of September, 2015, the level of remaining customers with deferrals exceeded our original estimate by approximately 50%.

Note 24 - Business Segment Information, page 214

Results of Segments, page 216

2.
We note your response to prior comment 15 but it is still unclear to us why the provision for credit losses would be higher than the SCUSA provision based on the explanation provided. We also note per page 85 of the September 30, 2015 Form 10-Q that the provision for credit losses is again higher by the amount of $573.9 million, and there is no adjustment in the eliminations column like there was at December 31, 2014. Please respond to the following:

•
Your response states that “If SCUSA’s allowance is greater than the remaining purchase discount the difference is deemed to be SHUSA’s allowance requirement. When losses occur, SHUSA’s recorded investment is charged off against the allowance. If at the time of the charge-off, SHUSA does not have any allowance, the charge off is recorded against provision expense directly.” Given SHUSA’s large purchase discount, tell us why SHUSA’s provision would be based on the sum of SCUSA’s allowance, plus this additive difference between these two amounts. Additionally, explain in further detail what you mean by the “charge-off being recorded against provision expense directly” in the context of coming up with this estimate.

Supplementary to our December 18, 2015 response letter, based on discussions to provide an illustration of two periods with the Staff, the Company has completed an illustration using the actual results for the quarters ended March 31, 2015 and March 31, 2014 (completed prior to SC's and SHUSA's respective restatements of these periods financial results) to provide further details on how the Company is applying the "accrete to impairment" methodology that was adopted at the Change in Control. Refer to Exhibit A for the complete illustration.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Note 5 - Loans and Allowance for Credit Losses, page 23

Consumer Lending Asset Quality Indicators Credit Score, page 32

3.
We note that the value of retail installment contracts and auto loans for which the credit scores are not considered in the allowance model increased by 97% since December 31, 2014 to $5.2 billion at September 30, 2015 or 20% of the portfolio. Please tell us the drivers of this increase, and the primary factors you do consider in your allowance model for this portion of the loan portfolio.

As a supplement to our previous correspondence, we note that the Company increased originations of "Non-Standard" RICs through the remainder of 2015. The Company acknowledges the Staff's comment and will include additional disclosure in future filings, as applicable, similar to the following disclosure from our previous 10K:

Confidential Treatment Requested by Santander Holdings USA, Inc.

Loan Portfolio (pg. 84 of Form 10-K)

Consumer

In early 2015, we increased our origination volume of RICs to borrowers with limited credit experience, such as those with less than 36 months of credit history or less than four trade lines. For these borrowers, many of whom do not have a FICO® score, other factors such as the LexisNexis risk view score, loan-to-value ratio, and payment-to-income ratio are utilized to assign an internal credit score. Our risk-based pricing methodology generally captures these credit bureau attributes in establishing a risk appropriate annual percentage rate at the time of origination. Origination volume of RICs with less than four trade lines and less than 36 months of credit history was $3.8 billion and $2.2 billion for the years ended December 31, 2015 and 2014, respectively. Remaining unpaid principal balance of these loans was $4.8 billion and $3.2 billion as of December 31, 2015 and 2014, respectively. Our credit loss allowance forecasting models are not calibrated for this higher concentration of RICs with limited bureau information and, accordingly, as of December 31, 2015, we recorded a qualitative adjustment of $158 million, increasing the allowance ratio on individually acquired retail installment contracts by 0.6% of unpaid principal balance. This adjustment was necessary to increase the estimated credit loss allowance for additional charge offs expected on this portfolio, based on the loss performance information available to date, which evidences higher losses in the first months after origination for these RICs in comparison to RICs with standard bureau attributes. This qualitative adjustment was informed by the deteriorating loss trends of the 2015 vintages over a subsequent twelve month forecast horizon. Under assumed scenarios if losses from such 2015 vintages were to increase by 10% and 20%, the allowance for credit losses would increase by approximately $130 million and $261 million, respectively.

	December 31, 2015		December 31, 2014
Credit Score Range(2)	Retail installment contracts and auto loans(3)		Retail installment contracts and auto loans(3)
	Standard file(4)	Non-Standard file(5)	Standard file(4)	Non-Standard file(5)

No FICOs(1)	6.0%	64.5%	4.9%	52.8%
<600	61.3%	21.3%	56.6%	25.5%
600-639	19.5%	6.7%	19.5%	9.4%
640-679	13.2%	7.5%	19.0%	12.3%
Total	100.0%	100.0%	100.0%	100.0%
(1) Consists primarily of loans for which credit scores are not considered in the ALLL model.
(2) Credit scores updated quarterly.
(3) RICs loans include $905.7 million and $45.4 million of LHFS at December 31, 2015 and December 31, 2014, respectively, that do not have an allowance.
(4) Defined as borrowers with greater than 36 months of credit history or four or more trade lines
(5) Defined as borrowers with less than 36 months of credit history or less than four trade lines.

Consumer Lending Asset Quality Indicators-Credit Score (pg. 179 of Form 10-K)

In early 2015, the Company increased its origination volume of loans to borrowers with limited credit bureau attributes, such as less than 36 months of history or less than four trade lines. For these borrowers, many of whom do not have a FICO® score, other factors, such as the LexisNexis risk view score, loan-to-value ratio, and payment-to-income ratio, are utilized to assign an internal credit score. Origination volume of these loans was $3.8 billion and $2.2 billion for the years ended December 31, 2015 and 2014, respectively. The Company's credit loss allowance forecasting models are not calibrated for this higher concentration of loans with limited bureau attributes and, accordingly, as of December 31, 2015, the Company recorded a qualitative adjustment of $157.8 million, increasing the allowance ratio on individually acquired retail installment contracts by 0.6% of unpaid principal balance. This adjustment was necessary to increase the credit loss allowance for additional charge offs expected on this portfolio, based on loss performance information available to date, which evidences higher losses in the first months after origination for these loans in comparison to loans with standard bureau attributes.

Analysis of Materiality of prior period errors

As a result of SC correcting certain prior period errors relating to the historical methodology for estimating its credit loss allowance for RICs, SHUSA performed a materiality analysis to determine the impact on its consolidated financial statements.
The SEC Staff requested that SHUSA provide its materiality assessment to the SEC Staff. Refer to Exhibit B for an analysis of the materiality of errors identified in the Allowance for Loan and Lease losses and related disclosures in prior period financial statements included in the Company's Form 10-K for the fiscal year ended December 31, 2015.

Confidential Treatment Requested by Santander Holdings USA, Inc.

*        *        *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (617) 757-5465 or by email at Duke.Dayal@santander.us.

Sincerely,
/s/ Madhukar Dayal
Name: Madhukar Dayal
Chief Financial Officer and Senior Executive Vice President
Santander Holdings USA, Inc.

cc:	Scott E. Powell
President and
Chief Executive Officer
Santander Holdings USA, Inc.

Confidential Treatment Requested by Santander Holdings USA, Inc.

Exhibit A

Supplementary to our December 18, 2015 response letter, the Company has completed an illustration using the actual results of the organically originated performing RIC portfolio, the largest portfolio that was acquired at the Change in Control. The table below provides further details on how the Company is applying the "accrete to impairment" methodology that was adopted at the Change in Control. The example shown below was prepared prior to SHUSA and SC's restatements of prior period information.

	Day 1	Mar-14	Jun-14	Sep-14	Dec-14	Mar-15	Jun-15	Sep-15	Change
(in millions)
Acquired UPB	$20,343	$19,300	$17,332	$15,355	$13,643	$12,001	$9,846	$7,754
Quarterly amortization		2,055	2,072	1,954	1,684	1,488	1,337	1,056
Discount at period end	2,343	2,197	1,974	1,748	1,533	1,326	1,086	850	$1,493

SC provision		272	17	(118)	(270)	(196)	(151)	(281)	(727)
SC ALLL	1,783	2,055	2,072	1,954	1,684	1,488	1,337	1,056	727

SHUSA ALLL need	—	—	98	206	151	162	251	206
SHUSA Provision	—	—	98	108	(55)	11	89	(45)	(206)
SHUSA ALLL Established	—	—	98	206	151	162	251	206
	(a)	(a)	(b)		(c)

SC coverage ratio	8.76%	10.65%	11.95%	12.73%	12.34%	12.40%	13.58%	13.62%
SHUSA coverage ratio (including discount)	11.52%	11.38%	11.95%	12.73%	12.34%	12.40%	13.58%	13.62%

Notes
(a) SHUSA would not record provision/ALLL due to the discount being higher than the allowance for this portfolio, therefore no reserve needed.
(b) SHUSA would record provision/ALLL for $98 as the discount is not sufficient to cover for the ALLL need. ALLL required is $2,072-$1,974=$98
(c) SHUSA would release provision of $55 to have the SHUSA ALLL equal the SC ALLL ($1,533+$151 = $1,684)

Confidential Treatment Requested by Santander Holdings USA, Inc.

Supplementary to our December 18, 2015 response letter, the Company has completed an illustration using the actual results for the quarters ended March 31, 2015 and March 31, 2014 to provide further details on how the Company is applying the "accrete to impairment" methodology that was adopted at the Change in Control. Both the March 31, 2015 and March 31, 2014 examples shown below were prepared prior to SHUSA and SC's restatements of prior period information.

	Quarter ended March 31, 2015
SC ALLL Rollforward	Organic RICs - Pre Change in Control		Post Change in Control RICs and other portfolios	Total
(in millions)
Beginning Allowance - 12/31	$1,684		$1,590	$3,274	1
Charge Offs	(577)	X	(452)	(1,029)
Recoveries	329	X	221	550
Transfer	—	X	(27)	(27)
Provision expense	52	X	554	606	2
Ending Allowance - 3/31	1,488		1,886	3,374	3

Purchase Price Adjustments to the ALLL
Beginning Allowance - 12/31	(1,534)		(289)	(1,823)
SC Charge Offs	—		35	35
SC Recoveries	1		(61)	(60)
SHUSA Discount Amortization	65		—	65	4
SHUSA Provision Expense	141		78	219	5
Ending Allowance - 3/31	(1,327)		(237)	(1,564)

SHUSA ALLL Rollforward
Beginning Allowance - 12/31	151	7	1,301	1,452
SC Charge Offs	(577)		(417)	(994)
SC Recoveries	330		160	490
Transfer	—		(27)	(27)
SHUSA Discount Amortization	65		—	65
SHUSA Provision Expense	193		632	825	6
Ending Allowance - 3/31	$162	8	$1,649	$1,811

SHUSA purchase discount-3/31	$1,326
	$11	9
Sum of X's	$(196)

1 - This is SC's beginning ALLL at December 31, 2014.
2 - Ties to the SC column of the Business Segment Information footnote (FN 17) of the March 31, 2015 SHUSA Form 10-Q and to the sum of all provisions amounts disclosed within the Credit Loss Allowance and Credit Quality footnote (FN 4) of SC's March 31, 2015 Form 10-Q).
3 - This is SC's ending ALLL at March 31, 2015.
4 - On a monthly basis, SHUSA performs an analysis to determine how much of the Loan purchase price adjustment was due to charge-offs and reclassifies this amount to the ALLL.
5 - Ties to the SC purchase price adjustment column of the Business Segment Information footnote (FN17) of the March 31, 2015 SHUSA Form 10-Q.
6 - Is the sum of tickmark 2 & 5 and ties to the sum of the SC and Purchase price adjustment column of the Business Segment information footnote (FN17) of the March 31, 2015 SHUSA Form 10-Q. SBNA's provision expense for the first quarter of 2015 must be added to the $825 to reconcile to the $872 disclosed in the total column of SHUSA's 10-Q.
7 - Represents SHUSA's allowance for the pre-change in control RIC portfolio at December 31, 2014.
8 - Represents SHUSA's allowance for the pre-change in control RIC portfolio at March 31, 2015.
9 - Result of tickmark 8 minus 7 and is the amount of incremental net provision for SHUSA discussed in our previous illustration.

Confidential Treatment Requested by Santander Holdings USA, Inc.

From SC March 31, 2015 Form 10-Q (FN 4 Credit Loss Allowance and Credit Quality - as reported):

	Quarter ended March 31, 2015
SC ALLL Rollforward	Total RICs / purchased impaired portfolios	Unsecured Consumer/ Rec from Dealers	Capital Leases	Total
(in millions)
Beginning Allowance - 12/31	$2,915	$349	$10	3,274	1
Charge Offs	(927)	(100)	(2)	(1,029)
Recoveries	543	6	1	550
Transfer	(27)	—		(27)
Provision expense	502	99	5	606	2
Ending Allowance - 3/31	$3,006	$354	$14	$3,374	3

Note: Amounts shown above may differ from previously issued financial statements by 1 due to rounding in millions.
Note: Highlighting represents amounts that are disclosed in SHUSA's Form 10-Q or have been provided as earlier examples.
Other portfolios includes loans originated after the Change in Control, unsecured personal loans, loans that SHUSA accounts for under the FVO, and capital leases.

Confidential Treatment Requested by Santander Holdings USA, Inc.

The March 31, 2014 example shown below was prepared prior to SHUSA and SC's restatements of prior period information.

	Two month period ended March 31, 2014
SC ALLL Rollforward	Organic RICs - Pre Change in Control		Post Change in Control RICs and other portfolios	Total
(in millions)
Beginning Allowance - Day 1	$1,783		$815	$2,598	1
Charge Offs	(105)	X	(387)	(492)
Recoveries	61	X	215	276
Transfer	—	X	—	—
Provision expense	316	X	157	473	2
Ending Allowance - 3/31	2,055		800	2,855	3

Purchase Price Adjustments to the ALLL
Beginning Allowance - Day 1	(1,783)		(815)	(2,598)
SC Charge Offs	—		357	357
SC Recoveries	—		(212)	(212)
SHUSA Discount Amortization	9		—	9	4
SHUSA Provision Expense	(281)		144	(137)	5
Ending Allowance - 3/31	(2,055)		(526)	(2,581)

SHUSA ALLL Rollforward
Beginning Allowance - Day 1	—		—	—
SC Charge Offs	(105)		(30)	(135)
SC Recoveries	61		3	64
Transfer	—		—	—
SHUSA Discount Amortization	9		—	9
SHUSA Provision Expense	35		301	336	6
Ending Allowance - 3/31	$—	7	$274	$274

SHUSA purchase discount-3/31	$1,326
Sum of X's	$272

1 - Represents SC's ALLL at the Change in Control date.
2 - Represents the SC provision expense for February and March 2014.
3 - This is SC's ending ALLL at March 31, 2014.
4 - On a monthly basis, SHUSA performs an analysis to determine how much of the Loan purchase price adjustment was due to charge-offs and reclassifies this amount to the ALLL.
5 - The reversal of SC activity for which SHUSA had a purchase accounting mark associated with the balance which ties to the purchase price adjustment column of the Business Segment Information footnote (FN16) of the March 31, 2014 SHUSA Form 10-Q.
6 - Is the sum of 2 + 5 and represents the provision expense recorded by SHUSA for SC during the period ended March 31, 2014.
7 - SHUSA's allowance for this portfolio at March 31, 2014 is zero.
8 - Ties to the SC column of the Business Segment information footnote (FN 16) of the March 31, 2014 SHUSA Form 10-Q, the Loan Loss Allowance and Credit Quality footnote (FN 3) of the SC March 31, 2014 Form 10-Q and is the sum of 2 and 9.
9 - Represents the elimination of January 2014 SC activity as disclosed in elimination column of the Business Segment Information footnote (FN 16) of the March 31, 2014 Form 10-Q.

Confidential Treatment Requested by Santander Holdings USA, Inc.

From SC March 31, 2014 Form 10-Q (FN 3 Credit Loss Allowance and Credit Quality - as reported):

	Quarter ended March 31, 2014
SC ALLL Rollforward	Total RICs / purchased impaired portfolios	Unsecured Consumer/ Rec from Dealers	Capital Leases	Total
(in millions)
Beginning Allowance - 12/31	$2,360	$179	$—	$2,539
Charge Offs	(753)	(41)	—	(794)
Recoveries	409	3	—	412
Provision expense	636	62	—	698	8
Ending Allowance - 3/31	$2,652	$203	$—	$2,855	3

	Quarter ended March 31, 2014
SC ALLL Rollforward	Total SC JAN		Total SC February and March		Total - Q1 2014
(in millions)
Beginning Allowance	$2,539		$2,598	1	$2,539
Charge Offs	(302)		(492)		(794)
Recoveries	136		276		412
Provision expense	225	9	473	2	698	8
Ending Allowance - 3/31	$2,598		$2,855	3	$2,855	3

Note: Amounts shown above may differ from previously issued financial statements by 1 due to rounding in millions.
Note: Highlighting represents amounts that are disclosed in SHUSA's Form 10-Q or have been provided as earlier examples.
Other portfolios includes loans originated after the Change in Control, unsecured personal loans, loans that SHUSA accounts for under the FVO, and capital leases.

Confidential Treatment Requested by Santander Holdings USA, Inc.

Exhibit B

Materiality Analysis

SHUSA and its publicly traded subsidiary, Santander Consumer USA Holdings Inc. (“SC”) each received comment letters from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on their respective Forms 10-K for the year ended December 31, 2014 and Forms 10-Q for the quarters ended September 30, 2015. SC’s letter focused primarily on its credit loss allowance, including the removal of seasonality and the increase in troubled debt restructuring (“TDR”) impairment during the quarter ended September 30, 2015, as well as certain TDR disclosures in both periods.
During the first quarter of 2016, it was discussed with the SEC that SC historically applied an accounting convention to estimate its allowance, by applying coverage for the duration of a loss emergence period (“LEP”) to forecasted net losses for the aggregate retail installment contract (“RIC”) portfolio. SC separately used a discounted cash flow calculation (as required by ASC 310, Receivables, (“ASC 310”)) to determine the amount of the allowance to be disclosed in the footnotes to the financial statements as impairment on the subset of the portfolio that is classified as TDRs.
GAAP requires that an allowance be determined for loans classified as TDRs based on a discounted cash flow model in accordance with ASC 310, while an allowance for loans not classified as TDRs be determined, collectively, in accordance with ASC 450, Contingencies (“ASC 450”). Therefore SC concluded that this methodology was an error in SC’s loan loss methodology and performed a materiality analysis to determine the impact on SC results back to the year ended December 31, 2011. This memorandum is intended to evaluate the materiality of the impact of the changes at SC on the consolidated financial results of SHUSA.
As a result of SC's initial public offering in January 2014, SHUSA gained control of SC and was required to account for the re-consolidation of SC in accordance with ASC 805 - Business Combinations, (“ASC 805”). As a result, SHUSA’s basis in SC is not the same as SC’s historical carrying basis which results in different impacts at SHUSA due to purchase accounting compared to the impacts disclosed by SC as well as the result of the impact of non-controlling interest holders.
SC has followed the accounting convention described above to approximate a GAAP methodology, due to circumstances whereby management was unable, due to model limitations, to forecast losses for non-TDRs separately from losses for TDRs. SC’s loans, which are predominantly to non-prime and near prime customers, have significant migration to TDR status over time, due to the use of loss mitigation tools to increase customers’ likelihood of success in staying in their vehicles and to maximize SC’s return on investment. SC's Company’s vintage-based loss forecasting models, which the Company has maintained as the most accurate method available to determine loss estimates for financial reporting purposes, were historically unable to consider the impact of this migration from non-TDR to TDR status.
By Q3 2015, SC had developed models that forecast losses separately for TDRs and non-TDRs. SC management also enhanced the discounted cash flow model used for determining TDR impairment, by adopting a vintage-based loss forecasting model for the TDR portfolio as well as a discounted cash flow model with enhanced consideration of the timing of cash flows. SC (and SHUSA) used the newly developed TDR loss forecasting model and the newly enhanced discounted cash flow model to determine TDR impairment for disclosures in the September 30, 2015 consolidated financial statements.
SC management is able to derive a monthly loss forecast for the non-TDR portfolio (by subtracting the monthly TDR loss forecast from the monthly aggregate loss forecast). SC management determined an appropriate LEP for the non-TDR portfolio alone to be approximately twelve months as of December 31, 2014 and each period in 2015. Appropriate LEPs for historical periods were estimated using the same factors management considered in underlying data and reflected in recommended coverage levels for each period. Using the non-TDR loss forecast and estimated LEPs for each historical period enables management to estimate non-TDR allowances that, combined with the application of the new TDR models, provides a GAAP-compliant aggregate allowance to compare with amounts previously reported using the accounting convention described above.

Confidential Treatment Requested by Santander Holdings USA, Inc.

A summary of the historical SC methodology compared to the revised methodology used in this analysis follows:

	TDR impairment	Non-TDR allowance	Aggregate allowance
Historical methodology	Estimated using a discounted cash flow model and TDR specific losses forecasted independently from the vintage loss model (VLM) used for the aggregate allowance	Aggregate allowance minus TDR impairment	An overall LEP was applied to an overall auto portfolio loss forecast, produced by a vintage loss model (VLM), to determine an appropriate aggregate allowance for both TDRs and non-TDRs
Restated methodology	Estimated using a discounted cash flow model and TDR specific losses forecasted using a VLM	Estimated using a loss forecast and LEP specific to non -TDRs. Loss forecast derived by subtracting, on a month-by-month basis, the TDR loss forecast from the aggregate loss forecast	Non-TDR allowance plus TDR impairment

Materiality Considerations
Stakeholders

The Company’s primary stakeholders and users of the financial statements include the following constituents:

Debt Holders: The Company’s debt holders are primarily concerned with the Company’s creditworthiness and equity. As a result, capital ratios are the most meaningful metrics in offering circulars, investor presentations, etc. There are no covenants that are impacted by any of the potential adjustments.

Shareholder: SHUSA has only one shareholder, its parent, Banco Santander S.A. Capital levels and IFRS earnings are important to SHUSA’s shareholder.

Regulators/Rating agencies: These stakeholders use a variety of metrics, such as the size of the liquidity reserves under baseline and stressed conditions. Access to deposit funding and borrowings at the bank, and warehouse funding and asset-backed securitization at SC as sources of liquidity for the subsidiaries.

Key performance indicators

As a financial institution whose primary activities include lending, servicing, and deposit gathering, the Company’s profitability and risk profile is significantly different than a non-bank, non-financial institution. Key metrics related to earnings, asset quality, liquidity and funding, and capital adequacy are the most significant measures for the users of its financial statements.

For example, in the Company’s latest investor presentation furnished on November 18, 2015 on Form 8-K, the Company disclosed the following key metrics:

Capital Adequacy

•	Tier 1 Common / Common Equity Tier 1 under BASEL I and III

•	Tier 1 Risk Based Capital

•	Total Risk Based Capital

•	Tier 1 Leverage

The Company sets targets for capital ratios and materiality is generally determined based on impacts to key regulatory capital ratios. Significant efforts and resources are dedicated to comprehensive capital analysis and review (CCAR) and capital planning. Additional, new business activities and investments are evaluated based on metrics such as risk-adjusted returns on capital (RAROC), return on assets (ROA), and return on equity (ROE) given the relatively inexpensive sources of funding available through deposit funding at the Bank.

Earnings

•	Net interest income

•	Pre-tax income

•	Net Income

Confidential Treatment Requested by Santander Holdings USA, Inc.

Earnings has a pervasive effect on the Company, and is a significant indicator of the health of the Company and its ability to pay dividends, maintain capital levels, funding, etc. The Company sets dividend targets based principally on an earnings payout ratio, not based on free cash flow or other liquidity metrics. The errors had an impact of each of the earnings metrics above; however, they were immaterial as a percentage of the annual results.

Liquidity and Funding

•	Debt profile and maturity

•	Deposit statistics (e.g. loan to deposit ratio, core funding)

•	Warehouse and revolving lines

•	Asset backed securitizations

•	Credit ratings

As disclosed in the Company’s MD&A in its latest 10-Q, the Company discloses its major sources of funding to meet its liquidity requirements, which include dividends and returns of investments from its subsidiaries, short-term investments held by non-bank affiliates, and access to the capital markets.

Asset Quality

•	Asset profiles including (nonperforming assets, criticized balances, FICO scores, etc.

•	Net charge off ratios

•	TEXAS ratios

•	Delinquency ratios

•	Allowance for loan and lease losses (ALLL) reserve coverage levels

Financial institutions including the Company accept and manage significant amounts of credit risk. The underlying credit quality of its loan receivables are the source of most of its credit losses and have a direct and material impact on its earnings, capital levels and overall health. The errors have an impact on the Company's ALLL reserve coverage ratios and TDR levels; however, the required allowance would have decreased during all periods previously reported.

Impacts to SHUSA
Adjustments not recorded:

a.	Pre-change of control impact to SHUSA

Prior to SC's initial public offering (the "Change in Control"), SHUSA accounted for its then 65% ownership in SC as an equity method investment. At December 31, 2012 and 2013, SHUSA accounted for SC as an equity method investment, isolating any impact on SHUSA's consolidated financial statements to the Investment in Equity Method Investments on the Consolidated Balance Sheet and Equity method investment income on the Consolidated Statement of Operations. Per the analysis performed by SHUSA, SC's provision expense for the years ended December 31, 2011, 2012, and 2013 would have increased SHUSA's net income by $[**] or [**]%, $[**] or [**]%, and $[**] or [**]%, or [**]%, [**]% and [**]% on stockholder’s equity respectively, which is immaterial to the users of SHUSA's financial statements. The iron curtain error as of December 31, 2013 was an immaterial understatement of the equity method investment and retained earnings of $[**], which we elected not to correct as part of the restatement since that amount was eliminated in Q1-2014 in purchase accounting as described in the next subsection.

SHUSA is not intending to record any adjustments to periods prior to 2014 based on materiality.

b.	Gain on change in control (2014)

SHUSA also evaluated the impact of pre-Change in Control errors on purchase accounting (in accordance with ASC 805) for the year ended December 31, 2014. The impact would have decreased the pre-tax Q1 2014 gain on change in control by $[**] ([**]%), from $[**] to $[**], or $[**] after-tax, which we considered to be immaterial to the users of SHUSA's financial statements.

SHUSA is not intending to record the adjustment between opening retained earnings at January 1, 2014 and the gain on change of control in first quarter of 2014 based on materiality. There is no cumulative error to retained earnings error remaining at the end of Q1-2014 arising from iron curtain errors that existed at December 31, 2013.

Confidential Treatment Requested by Santander Holdings USA, Inc.

A summary of the impact that these unrecorded errors related to the SC restatement would have is as follows:

Year-ended:	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014	Total impact
(dollars in thousands)

Equity Investment (B/S) as reported	$2,884,008	$2,834,469	$3,085,450
Equity Investment (B/S) - adjusted but not recorded	[**]	[**]	[**]
variance $	[**]	[**]	[**]		[**]
variance %	[**]	[**]	[**]

Deferred taxes as reported	695,598	780,423	747,958
Deferred taxes - adjusted but not recorded	[**]	[**]	[**]
variance $	[**]	[**]	[**]		[**]
variance %	[**]	[**]	[**]

Stockholder's Equity as reported	12,596,163	13,242,002	13,544,983
Stockholder's Equity - adjusted but not recorded	[**]	[**]	[**]
variance $	[**]	[**]	[**]		[**]
variance %	[**]	[**]	[**]

Equity method investment income as reported		428,569	426,851
Equity method investment income - adjusted but not recorded		[**]	[**]
variance $		[**]	[**]
variance %		[**]	[**]

Net income attributable to SHUSA - as reported	$1,172,642	$561,235	$628,103
Net income attributable to SHUSA - adjusted but not recorded	[**]	[**]	[**]
variance $	[**]	[**]	[**]		[**]
variance %	[**]	[**]	[**]

Gain on Change in Control - as reported				$2,428,539
Gain on Change in Control - as restated				[**]
variance $				[**]	[**]
variance %				[**]
The analysis below excludes the impact of items discussed in a and b above.

Adjustments Recorded:

c.	Capital ratio impact
SHUSA believes a significant element of the evaluation of materiality for users of our financial statements are the impacts on risk-based capital ratios, as the Company has only one shareholder and we believe that holders of public debt issued by the Company are generally less sensitive to fluctuations in the period to period earnings of the Company than they are to the strength of capital and liquidity measures.

•	The impacts during 2015 are favorable but immaterial: increases of [**], [**], and [**] basis points for Q1, Q2, Q3, respectively.

•	The impacts during 2014 are favorable but immaterial: increases of [**], [**], [**] and [**] basis points for Q1, Q2, Q3, and Q4, respectively.

•	At December 2013, the capital ratio would increase by [**] basis point.

•	Impacts from 2014 to 2015 are not directly comparative as risk-based capital measures changed from Basel I to Basel III.

Confidential Treatment Requested by Santander Holdings USA, Inc.

We also considered comparison of the restated results to capital requirements set forth in SHUSA’s Capital Policy, and compared the degree of change to FR Y-14A capital projections under base and severely adverse scenarios to better understand the qualitative impacts of the changes. We have significant excess capital to several thresholds that are notable to evaluate qualitatively:

•	Approximately [**] or more basis points of excess to well-capitalized levels

•	Approximately [**] or more basis points of excess to policy business as usual minimum levels

•	Approximately [**] basis points of excess in 2014 CCAR stress scenarios

We do not believe that a user of our financials would find understatements of capital of [**] basis points material in any evaluation.

d.	Purchase Accounting Mark Accretion and ALLL

As a result of the Change in Control of SC in Q1 2014, SHUSA recorded purchase accounting marks associated with its investment in SC. There were no errors made in the purchase accounting accretion by SHUSA.

Since the Change in Control, we have followed an “accrete to impairment” methodology, where each quarter the Company reviews the allowance need and the remaining unamortized purchase discount to determine whether the discount is sufficient to reflect impairment in the portfolio, or if an additional allowance needs to be established (when the recorded investment less any post-acquisition SHUSA ALLL exceeds the unpaid principal balance net of estimated incurred losses for non-TDRs and expected losses for TDRs). The Company assesses the collectability of the recorded investment on a collective basis quarterly based on the same methodology utilized by SC to determine the allowance for loan losses. Since SC’s allowance coverage is an input into the evaluation, we re-evaluated each of the periods affected since the Change in Control (Q1 2014 through Q4 2015).

One of the significant considerations we had in evaluating the impact at SHUSA was the effect this model had on the translation of the changes from SC to SHUSA. The nature of the adjustments is as follows:

•
The application of purchase accounting by SHUSA to loans existing at the change in control date has three principal effects compared to the accounting at SC. These effects start at the change in control date and continue in subsequent periods.

▪
SHUSA’s consolidation in 2014 starts with no allowances and no TDRs, since all loans were recognized at fair value. The gap in TDR’s designated by SC and SHUSA closes substantially over the two year period (due to additional modifications as well as charge-offs and payoffs).

▪	The “accrete to impairment” methodology referred to in the preceding paragraph results in none of the allowance recognized at SC being recognized at SHUSA until 1Q- 2015.

▪
When a TDR occurs after the change in control date, the SHUSA allowance is generally higher than the SC allowance, due to SHUSA’s higher effective interest rate in the loan. SHUSA’s higher effective interest rate arises due to the discount recorded in purchase accounting to recognize loans at fair value, which resulted in an average effective interest rate of approximately [**]%.

•
SHUSA requires lower ALLL levels in earlier periods, but higher provisions during 2015 to build ALLL levels in 2015. Our “accrete to impairment” allowance build starts in 1Q-2015; previously it started in 2Q-2014.

•	SHUSA’s allowance for loan losses for SC for post-Change in Control loans is equal to the SC allowance for loan losses; no purchase accounting adjustments arise.

SHUSA is intending to record adjustments to ALLL and provisions for credit losses during 2014 and 2015. No adjustments are needed for purchase mark accretion as the impact is isolated to ALLL and provision.

Confidential Treatment Requested by Santander Holdings USA, Inc.

e.	Balance Sheet impact

SHUSA determined the impact on the ALLL based on a comparison to the total consumer ALLL as well as the total ALLL. The impact to SHUSA differs from the impact at SC due to purchase accounting. During the early periods, the discount is in excess of the required reserve, but in later periods, SHUSA needs to build a reserve that magnifies the impact of the SC allowance changes (because in our prior presentation, SHUSA reserves were recorded beginning in 2014 which now are not required until 2015). The following table illustrates the impact of the change in allowance methodology on the Company's total consumer allowance and total allowance:

	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(dollars in thousands)
Total consumer ALLL - reported	$631,942	$1,027,044	$1,405,414	$1,679,304
Total consumer ALLL - restated	626,385	895,210	1,060,108	1,321,130
Variance ($) as restated	(5,557)	(131,834)	(345,306)	(358,174)
Variance (%) as restated	(1)%	(15)%	(33)%	(27)%

	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(dollars in thousands)
Total ALLL - SHUSA as reported	$1,110,592	$1,425,856	$1,805,389	$2,108,817
Total ALLL - SHUSA as restated	1,105,035	1,294,022	1,460,083	1,750,643
Variance ($) as restated	(5,557)	(131,834)	(345,306)	(358,174)
Variance (%) as restated	(1)%	(10)%	(24)%	(20)%

	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(dollars in thousands)
Total consumer ALLL - reported	$2,013,074	$2,584,404	$2,468,075	$—
Total consumer ALLL - restated	1,821,072	2,375,499	2,357,132	2,706,019
Variance ($) as restated	(192,002)	(208,905)	(110,943)	—
Variance (%) as restated	(11)%	(9)%	(5)%	—%

	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(dollars in thousands)
Total ALLL SHUSA - as reported	$2,493,240	$3,070,458	$2,912,346	$—
Total ALLL SHUSA - as restated	2,301,238	2,861,553	2,801,403	3,192,750
Variance ($) as restated	(192,002)	(208,905)	(110,943)	—
Variance (%) as restated	(8)%	(7)%	(4)%	—%

Based on our updated analysis, the allowance reported in our filings has consistently been overstated during 2014 and 2015.

f.	Income Statement impact

Impacts to the income statement for the annual periods were not material as further discussed below. It is important to note that the impact to net income is impacted by the noncontrolling interest as well as taxes. The noncontrolling interest is approximately 40%, therefore the impacts on a net basis are significantly smaller.

Confidential Treatment Requested by Santander Holdings USA, Inc.

Our “accrete to impairment” allowance build starts in 1Q-2015; previously started in 2Q-2014, which explains why provisions were lower in 2014 and are now higher in 2015. The following table illustrates the impact of the change to the Company's Consolidated Statement of operations during the impacted periods:

	Quarter ended:				Year ended:
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	December 31, 2014
	(dollars in thousands)
Provision - reported	335,330	686,034	1,013,357	809,818	2,844,539
Provision - restated	325,273	560,592	805,238	803,710	2,494,813
Variance as restated ($)	(10,057)	(125,442)	(208,119)	(6,108)	(349,726)
Variance as restated (%)	(3.1)%	(22.4)%	(25.8)%	(0.8)%	(14.0)%

Net income(1) - reported	1,769,903	202,842	204,672	157,735	2,335,152
Net income(1) - restated	1,773,469	246,758	277,435	159,969	2,457,631
Variance as restated ($)	3,566	43,916	72,763	2,234	122,479
Variance as restated (%)	0.2%	17.8%	26.2%	1.4%	5.0%
Variance as a % of full year net income	0.1%	1.8%	3.0%	0.1%	5.0%
(1) - Net income attributable to SHUSA
(2) - See section IV b. 1Q-2014 excludes the impact of the change from gain on change in control which was not corrected due to immateriality and self-corrects by March 31, 2014.

	Quarter ended:				Year ended:
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
	(dollars in thousands)
Provision - reported	872,184	1,001,754	854,180
Provision - restated	1,044,212	990,415	978,601	1,102,671	4,115,899
Variance as restated ($)	172,028	(11,339)	124,421
Variance as restated (%)	16.5%	(1.1)%	12.7%

Net income(1) - reported	158,589	167,445	81,887
Net income(1) - restated	100,516	172,820	39,980	(1,767,913)	(1,454,597)
Variance as restated ($)	(58,073)	5,375	(41,907)
Variance as restated (%)	(57.8)%	3.1%	(104.8)%
Variance as a % of full year net income	4.0%	(0.4)%	2.9%
(1) - Net income attributable to SHUSA

Confidential Treatment Requested by Santander Holdings USA, Inc.

g.	Composition of the Allowance

The table below illustrates the composition of SHUSA's ALLL pre- and post- ALLL methodology change.

	Quarter ended:
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
TDR allowance - as reported	$241,029	$260,657	$208,757	$311,695
Non-TDR allowance - as reported	869,563	1,165,199	1,596,632	1,797,122
Total Allowance - as reported	1,110,592	1,425,856	1,805,389	2,108,817
TDR UPB - as reported	154,015	383,290	959,270	2,223,296

TDR allowance - as restated	220,063	206,908	112,836	135,883
Non-TDR allowance - as restated	884,972	1,087,114	1,347,247	1,614,760
Total Allowance - as restated	1,105,035	1,294,022	1,460,083	1,750,643
TDR UPB - as restated	131,234	322,139	924,924	2,101,317

ALLL Variance as restated ($)	(5,557)	(131,834)	(345,306)	(358,174)
ALLL Variance as restated (%)	(0.5)%	(10.2)%	(23.6)%	(20.5)%

	Quarter ended:
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
TDR allowance - as reported	$358,747	$438,046	$412,302
Non-TDR allowance - as reported	2,134,493	2,632,412	2,500,044
Total Allowance - as reported	2,493,240	3,070,458	2,912,346
TDR UPB - as reported	3,203,714	4,027,078	3,874,465

TDR allowance - as restated	336,779	617,148	762,225	899,414
Non-TDR allowance - as restated	1,964,459	2,244,405	2,039,178	2,304,345
Total Allowance - as restated	2,301,238	2,861,553	2,801,403	3,203,759
TDR UPB - as restated	3,096,930	3,694,634	3,874,465	4,261,832

ALLL Variance as restated ($)	(192,002)	(208,905)	(110,943)
ALLL Variance as restated (%)	(8.3)%	(7.3)%	(4.0)%

Confidential Treatment Requested by Santander Holdings USA, Inc.

Qualitative Analysis

Refer below for consideration that may well render material a quantitatively small misstatement of a financial statement noted in SAB 99 and management’s position listed below each consideration.

SAB 99 Considerations	Management Response
-Nature of and reason for differences
The differences arise from historical modeling limitations impacting SC’s ability to forecast losses for TDRs and non-TDRs separately, primarily due to the migration over time of a significant portion of non-TDRs to the TDR portfolio prior to charge off.

-whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The allowance is not an item capable of precise measurement; rather, it is an estimate that requires significant management judgment.
-whether the misstatement masks a change in earnings or other trends
The errors do not mask a change in earnings or have a significant impact on trends or regulatory capital ratios.

The Company would have reported
increased earnings for all periods in 2014 and the second quarter of 2015.

-whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise	SHUSA does not have analyst expectations
-whether the misstatement changes a loss into income or vice versa	No.
-whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability
SC items have been evaluated for their impact on a stand-alone basis as well as within the consolidation of SHUSA and have been determined to be immaterial to both entities as described above. The errors will require a restatement of the SC results within the segment footnote but do not have a further impact on segment reporting.

-whether the misstatement affects the registrant's compliance with regulatory requirements	The errors do not have a significant impact on regulatory requirements. SHUSA would still have met the requirements of being ‘well-capitalized.’
-whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements	The errors do not impact our compliance with debt covenants or other contractual requirements.
-whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	The errors have no impact to management compensation evaluation criteria.
-whether the misstatement involves concealment of an unlawful transaction.	The errors do not involve the concealment of unlawful transactions.

Confidential Treatment Requested by Santander Holdings USA, Inc.

Conclusion:

As stated above, we do not believe that a user of our financial statements would find understatements of capital of [**] basis points material in any evaluation. We determined the 2015 overstatements of capital ratios by [**] basis points were quantitatively and qualitatively immaterial. In essence, for all periods presented, we believe the impact to risk-based capital levels, which we believe is significant to our financial statement users, is clearly quantitatively and qualitatively immaterial, and therefore maintain the corrections that we intend to publish are immaterial restatements. However, given the significance of these ratios to our stakeholders we intend to record adjustments to correct our capital ratios.

Management considered the quantitative and qualitative impacts and has concluded that these impacts are not material. Management intends to do the following:

•
Correct the financial statements and related footnote disclosures for 2014 and 2015. The allowance reported as of December 31, 2014 was overstated by $358.2 million. In considering SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, SAB 108), this overstatement will be corrected through immaterial restatements of the 2014 financial statements included in the 2015 Form 10-K.

•
Due to the materiality of the rollover impact of the December 31, 2014 balance sheet error to any single quarter in 2015, and the errors in the quarterly 2015 balance sheets, the Company will revise the financial statements for each quarter of 2015, report the revised figures in Item 302 of Regulation S-K disclosures (Item 9B, Other information) of the 2015 Form 10-K, and prospectively correct the 2015 interim periods presented in the 2016 Form 10-Q's.

•
In connection with the immaterial restatement of the 2014 financial statements, the Company will restate the quarterly financial statements for each quarter of 2014 and report the restated figures in Item 9B of the 2015 Form 10-K.

•
The TDR impairment figures disclosed in the footnotes to the 2014 financial statements are inaccurate. Management plans to revise the prior period disclosures in the 2015 Form 10-K. The changes will be explained in footnote 1.

Additionally, we would not consider the nature of the errors to be material to the financial statements taken as a whole as we believe they would not have changed the judgment of those relying upon the reports including the users of the financial statements as discussed above. Accordingly, we have determined that reliance does not need to be withdrawn from the previously-issued financial statements discussed in this memo.

Confidential Treatment Requested by Santander Holdings USA, Inc.